SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JUNE 22, 2006

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
CORPORATE TAXPAYER REGISTRATION 02.570.688/0001 -70
BOARD OF TRADE 53.3.0000581 -8
PUBLICLY HELD COMPANY

NOTICE TO SHAREHOLDERS

Brasília, June 22, 2006 – BRASIL TELECOM PARTICIPAÇÕES S.A. (“Company”), in compliance with article 12 of CVM (Brazilian Securities and Exchange Commission) Instruction 358, dated 01/03/2002, informs that Capital Research and Management Company, a corporation constituted and existing in compliance with the laws of the United States of America, with headquarters on 333, South Hope Street, Los Angeles, California, 90071, United States of America (“CRMC”), as the managing shareholder of investments abroad, has acquired, in behalf of its clients, American Depositary Receipts – ADRs, representing nominal preferred shares issued by the Company, through operations made in the stock exchange. CRMC managed, in behalf of its clients, 11,133,000,000 preferred shares issued by the Company, which corresponded to 4.842% of preferred shares and, with the acquisitions made, it now manages, as investment advisor, 11,500,000,000 preferred shares issued by the Company, corresponding to 5.001% of preferred shares.

The Company was also informed by CRMC that:

  No other corporation which belongs to the CRMC economic group owns shares issued by the Company;
  This is a minority investment, in the form of preferred shares with no voting rights, which does not affect the Company’s shareholding or administrative structure;
  Currently, there are no amounts of the Company’s shares that are pretended by CRMC; and
  There are no convertible debentures in shares owned, direct or indirectly, by CRMC or any person related to it, nor there are any agreements or contracts which regulates rights for voting rights or the purchase and sale of stock issued by the Company in which CRMC or person related to it is a party involved.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2006

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer